FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 30, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F  X          Form 40-F
                                       -------               -------

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
                                            Yes          No
                                                -----      -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's confirmation of ist dividend payment and election of Directors.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 30, 2003



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------------
Cecilia Bilesio
Corporate Secretary

     Tenaris Confirms Dividend Payment and Election of Directors

    LUXEMBOURG--(BUSINESS WIRE)--May 29, 2003--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN), in its general shareholders meeting held yesterday, approved the company's annual and consolidated combined annual financial statements for the fiscal year ended December 31, 2002, and the annual report of the board of directors and of the independent auditor, as well as the proposal to make a dividend payment to shareholders of US$115 million, or US$0.09908 per share (US$0.9908 per ADS).
    The meeting also re-elected as members of the board of directors its current members to serve until the general shareholders meeting which will be held in May 2004. PricewaterhouseCoopers S.a.r.l. were re-appointed as auditors for the 2003 fiscal year.
    In a subsequent meeting of the board of directors Roberto Rocca was confirmed as Chairman and Paolo Rocca as President and Chief Executive Officer.
    The payment date of the dividend will be June 23, 2003, and the corresponding record date and ex dividend date will be June 20, 2003, and June 18, 2003, respectively.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, we have pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Gerardo Varela, 888/300-5432
             www.tenaris.com